FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2010

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of September 2010 and incorporated by reference herein is the Registrant's immediate report dated September 3, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:           September 3, 2010

NOTIFICATION OF CHANGE OF CONTROL IN FORMULA SYSTEM (1985) LTD.

Or-Yeuda, Israel – 03 September 2010 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a leading provider of information technology products, solutions and services, today announces that its controlling shareholders, Emblaze Ltd. (LSE:BLZ) informed Formula that it entered today into an agreement for the sale of its entire shareholding in Formula to Asseco Poland SA, the largest Polish IT company (Warsaw Stock Exchange: ACP) and a leader of the Asseco Group.

The closing of the transaction is expected to occur by no later than November 30, 2010 and is subject to certain closing conditions.

Guy Bernstein, Chief Executive Officer of Formula Systems, said:"I see huge potential in this partnership. Asseco provides access to new markets, especially in the region of East Central Europe, where we have had virtually no significant business so far. I am glad that Formula will have a real impact on the shape and direction of the Asseco group. I hope that together we will manage to acquire further valuable software and IT companies to strengthen our position in the existing markets as well as to open opportunities for new ones."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact: Guy Bernstein, Formula Systems (1985) Ltd	+972-3-5389487